    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                               TMP WORLDWIDE INC.
             (Exact name of registrant as specified in its charter)

                       DELAWARE                                                13-3906555
            (State or other jurisdiction of                      (I.R.S. Employer Identification Number)
            incorporation or organization)

                           --------------------------

                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               ANDREW J. MCKELVEY
                         CHAIRMAN OF THE BOARD AND CEO
                               TMP WORLDWIDE INC.
                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                               GREGG BERMAN, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
               TITLE OF SHARES                    AMOUNT TO BE        AGGREGATE PRICE         AGGREGATE            AMOUNT OF
              TO BE REGISTERED                     REGISTERED          PER UNIT (1)        OFFERING PRICE      REGISTRATION FEE
Common Stock, $.001 par value per share              983,486              $139.81           $137,501,178            $36,301

(1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $139.81, the average of the high and low prices of the Common Stock of TMP Worldwide Inc. as reported by The Nasdaq Stock Market on February 1, 2000.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TMP WORLDWIDE INC.
                         983,486 SHARES OF COMMON STOCK

                            ------------------------

    TMP Worldwide Inc.'s common stock trades on the Nasdaq National Market under the ticker symbol "TMPW." On February 2, 2000, the closing sale price of one share of TMP's stock was $151.00.

                            ------------------------

    The stockholders of TMP Worldwide Inc. ("TMP" or the "Company") listed in this prospectus are offering and selling an aggregate of 983,486 shares of TMP's common stock under this prospectus. These selling stockholders obtained their shares of TMP stock in connection with TMP's acquisition or merger with companies owned by these selling stockholders. See "Recent Developments" for a description of these transactions. TMP will not receive any part of the proceeds from the sale by the selling stockholders.

                            ------------------------

    The selling stockholders may offer their TMP stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

                             ---------------------

    THE TMP STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is February   , 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Where You Can Find More Information.........................       2
Our Company.................................................       4
Recent Developments.........................................       7
Special Note Regarding Forward Looking Information..........       9
Risk Factors................................................       9
Use of Proceeds.............................................      16
Dividend Policy.............................................      17
Price Range of Common Stock.................................      17
Selling Stockholders........................................      18
Plan of Distribution........................................      19
Legal Opinion...............................................      19
Experts.....................................................      19

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our website at www.tmp.com or at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of TMP stock. This prospectus is part of a registration statement we filed with the SEC
(Registration No. 333-     ).

        (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

        (c) The description of the Company's common stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated October 16, 1996.

        (d) The Company's Current Report on Form 8-K/A, dated January 11, 2000, relating to a lawsuit filed by HotJobs.com against Digital City, Inc.

        (e) The Company's Current Report on Form 8-K/A, dated January 4, 2000, relating to the financial statements of Highland Search Group L.L.C. as of September 30, 1999 and December 31, 1998 and for the nine months ended September 30, 1999 and 1998 and for the year ended December 31, 1998 and the unaudited pro forma financial statements relating to the merger between the Company and Highland Search Group L.L.C.

        (f) The Company's Current Report on Form 8-K, dated December 1, 1999, which includes the supplemental consolidated condensed financial statements and the supplemental consolidated financial statements relating to the restatement of the Company's consolidated financial statements as of September 30, 1999 and December 31, 1998 and 1997 and for the nine months ended September 30,

    1999 and 1998 and for each of the three years in the period ended
    December 31, 1998 to reflect the mergers with Highland Search Group L.L.C. on October 21, 1999 and TMC S.r.l. on October 27, 1999, which are being accounted for as poolings of interests.

        (g) The Company's Current Report on Form 8-K, dated October 21, 1999, relating to the announcement of the merger with the Highland Search Group L.L.C.

        (h) Pages F-1 through F-22 and pages 48-53 of the Company's Registration Statement on Form S-4, file No. 333-82531, filed July 9, 1999 relating to the consolidated financial statements of LAI Worldwide, Inc. as of February 28, 1999 and 1998 and for each of the three years in the period ended February 28, 1999 and the unaudited pro forma condensed combined financial statements relating to the merger with LAI Worldwide, Inc.

        (i) The Company's Current Report on Form 8-K, dated March 5, 1999, relating to a press release announcing the results of operations of the Company for the year ended December 31, 1998, issued by the Company on March 2, 1999.

        (j) The Company's Current Report on Form 8-K, dated February 12, 1999, relating to the financial statements of Morgan & Banks Limited as of September 30, 1998 and March 31, 1998 and 1997, for the six months ended September 30, 1998 and 1997 and for each of the three years in the period ended March 31, 1998 and the unaudited pro forma condensed combined financial information relating to the merger with Morgan & Banks Limited.

        (k) The Company's Current Report on Form 8-K, dated February 1, 1999, relating to the announcement of the Morgan & Banks Limited merger and the release of the results of the Company's operations for the one month and ten months ended October 31, 1998.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  TMP Worldwide Inc.
                  1633 Broadway, 33rd Floor, New York, New York 10019
                  Attention: Investor Relations
                  (Tel. No. (212) 977-4200)

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                                  OUR COMPANY

THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, "GROSS BILLINGS" REFERS TO BILLINGS FOR ADVERTISING PLACED ON THE INTERNET, ON OUR CAREER WEB SITES, IN NEWSPAPERS AND IN TELEPHONE DIRECTORIES BY OUR CLIENTS, AND ASSOCIATED FEES FOR RELATED SERVICES AND FEES FOR SEARCH AND SELECTION AND TEMPORARY CONTRACTING SERVICES. WE EARN COMMISSIONS BASED ON A PERCENTAGE OF THE BILLING FOR MEDIA ADVERTISING PURCHASED IN TRADITIONAL MEDIA AS WELL AS ON THIRD PARTY WEB SITES AT A RATE ESTABLISHED BY THE RELATED PUBLISHER AND ASSOCIATED FEES FOR RELATED SERVICES. AS A RESULT, THE TRENDS IN OUR GROSS BILLINGS DIRECTLY AFFECT OUR COMMISSIONS AND FEES. ALL AMOUNTS REFERRED TO BELOW REFLECT THE AMOUNTS DISCLOSED IN OUR SUPPLEMENTAL CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AND OUR SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN OUR CURRENT REPORT ON FORM 8-K DATED DECEMBER 1, 1999. "WE," "US" AND "OUR," WHEN USED IN THIS PROSPECTUS, REFER TO TMP WORLDWIDE INC.

    We have built Monster.com(SM) (http://www.monster.com) into the Internet's leading career destination portal. We are also one of the world's largest recruitment advertising agencies and one of the world's largest executive search and selection firms. In addition to offering these career solutions, we are the world's largest yellow page advertising agency. We have more than 31,000 clients, including over 90 of the Fortune 100 and over 450 of the Fortune 500 companies.

    Job seekers look to manage their careers through us by posting their resumes on Monster.com(SM), by searching Monster.com's(SM) database of over 265,000 paid job postings, either directly or through the use of customized job search agents, and by utilizing our extensive career resources. In addition, employers, who are our clients, look to us to help them find the right employee, whether they are searching for an entry level candidate or a CEO, which we refer to as our "intern to CEO" strategy. We believe the Internet offers a substantial opportunity for us to grow our revenue. We believe our growth will primarily come from strengthening our leadership position in the online recruitment market, which is estimated by Forrester Research to grow from $105 million in 1998 to $1.7 billion in 2003, with additional revenue growth opportunities from the $8 billion executive search and selection market, the $13 billion global recruitment advertising market, the $130 billion temporary contracting market and the more than $100 billion which third parties estimate corporations spend on unassisted recruiting activities. Our strategies to address this opportunity are to:

    - continue to promote the Monster.com(SM) brand through online and traditional advertising and select alliances or affiliations

    - leverage our more than 5,100 client service, marketing and creative personnel to expand Monster.com(SM)

    - continue to pursue strategic acquisitions

OUR SERVICES

    MONSTER.COM(SM). Monster.com(SM) (http://www.monster.com), the flagship of our Internet properties, is the nucleus of our intern to CEO strategy. In December 1999:

    - Neilson I/Pro reported that Monster.com(SM) attracted more than 9.0 million visitors who spent an average of over 13.5 minutes per visit

    - Media Metrix reported that 3.4% of the U.S. Internet population visited Monster.com(SM) and that an average of 31.1 unique pages were viewed by each visitor

    - Based on Media Metrix statistics, Monster.com(SM) reported a power ranking of 106.1 (reach of 3.4 multiplied by average page views of 31.1), compared to 27.9 for its closest competitor and 66.4 for its six closest competitors combined

    We believe that the power ranking is significant because, by taking into account reach and page views, it indicates the products' recognition by and usefulness to job seekers. As a result, through Monster.com(SM), our clients have access to over 2.4 million unique resumes of which 1.6 million are active, and our resume database is growing by an average of more than 6,000 resumes daily. To attract job seekers to Monster.com(SM), we continue to refine and refresh the site by introducing value-added features. For example, we have
5.3 million My Monster accounts, which allow our job seekers to manage their careers online and 1.7 million job search agents, which allow our job seekers to express their specific job preferences and receive e-mail notification of job matches. We have also recently introduced Monster Talent Market, which allows independent contractor professionals to offer their services to the highest bidder. We believe our clients have recognized the value of online recruitment, as evidenced by the more than 265,000 paid job postings currently on Monster.com(SM).

    Although Monster.com(SM) had 600,000 more unique visitors than its nearest competitor in December 1999, as reported by Media Metrix, we continually look for ways to drive and retain site traffic. To that end, in December 1999, we entered into a content and marketing agreement with America Online, Inc. whereby, for the payment of $100 million over four years, Monster.com(SM) will be the exclusive provider for four years in the United States and Canada of career search services to 21 million AOL users across seven AOL brands: AOL, AOL Canada, Compuserve, ICQ, AOL.com, Netscape and Digital City. We believe that this agreement has the potential to drive a substantial amount of increased traffic and new users to Monster.com-SM-. We also customize Monster.com(SM), in both language and content, for other countries. Currently, local versions of Monster.com(SM) operate in Canada, the United Kingdom, the Netherlands, Australia, Belgium, France, Singapore and New Zealand. For the nine months ended September 30, 1999, Monster.com(SM) generated approximately $66.9 million in gross billings and $66.2 million in commissions and fees. Our total Internet gross billings and Internet commissions and fees for this period were $93.7 million and $83.0 million, respectively, reflecting the inclusion of amounts from Internet related services from our traditional recruitment and yellow page advertising clients, as well as from searches for permanent employees and temporary contracting services identified and screened through the Internet, which were $8.5 million, $3.2 million, $4.0 million and $0.9 million, respectively.

    RECRUITMENT ADVERTISING. We prospect talent for our clients through traditional recruiting programs that sell, market and brand employers to job seekers searching for entry level positions to positions paying up to $100,000, annually. We provide a broad range of recruitment advertising services including:

    - planning and producing advertising campaigns

    - media research, planning and buying in both traditional media and on the Internet

    - planning and executing on-campus recruitment programs

    SEARCH AND SELECTION. We offer an advanced and comprehensive range of search and selection services aimed at identifying the appropriate professional or executive from mid-level to CEO for our clients. Executive search identifies senior executives who typically earn in excess of $250,000 annually, while selection identifies mid-level professionals or executives, who typically earn between $70,000 and $150,000, annually. We entered the executive search field in 1998 because recruitment and online advertising traditionally did not target the senior executive candidate. Our specialized search and selection services include:

    - identification of candidates

    - competency measurement

    - assessment of candidate/company cultural fit

    - transaction negotiation and closure

With the addition of our executive search services, we believe that we can now accommodate all of our clients' employee recruitment needs. We also believe that our search and selection services will help to broaden the universe of both job seekers and employers who utilize Monster.com(SM).

    YELLOW PAGE ADVERTISING. We develop yellow page marketing programs for national accounts, which are clients who sell products or services in multiple markets. The national segment of the U.S. yellow page advertising market was approximately $1.9 billion in 1998. During the period of 1990 through 1998, the market grew at a compound annual rate of approximately 6.2%. Yellow page advertising is a complex process involving the creation of effective imagery and message, and the development of media plans which evaluate approximately 7,000 yellow page directories, of which our larger accounts utilize over 2,000. Coordinating the placement of advertisements in this number of directories requires an extensive effort at the local level, and our yellow page sales, marketing and customer service staff of approximately 850 people provides an important competitive advantage in marketing and executing yellow page advertising programs.

    We take a proactive approach to yellow page advertising by undertaking original research on the efficacy of the medium, and by working to quantify the effectiveness of individual advertising campaigns. We also have a rigorous quality assurance program designed to ensure client satisfaction. We believe that this program has enabled us to maintain a yellow page client retention rate, year to year, in excess of 90%.

    For the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively, our gross billings were $1.7 billion and $1.4 billion, total commissions and fees were $657.5 million and $561.5 million, net income (loss) was $20.5 million and $(4.9) million and EBITDA was $79.1 million and $32.6 million.

    Our executive offices are located at 1633 Broadway, New York, New York 10019, our telephone number is (212) 977-4200 and our Internet address is http://www.tmpw.com.

                              RECENT DEVELOPMENTS

STOCK SPLIT

    On January 11, 2000, we declared a 2 for 1 stock split, payable on February 29, 2000 to stockholders of record as of the close of business on February 16, 2000.

PUBLIC OFFERING

    On February 2, 2000, we completed a public offering of 4 million shares of our common stock at an offering price of $154.625 per share. This offering resulted in net proceeds of approximately $600 million. We intend to use approximately $100 million of these proceeds to repay debt and the remainder for general corporate purposes.

MERGERS AND ACQUISITIONS

    During the period from October 1, 1999 through January 31, 2000, we completed the following mergers and acquisitions:

AZ CONSULTORES S.L.

    On November 24, 1999, we issued 5,626 shares of our common stock in a private placement transaction in exchange for all the outstanding stock of AZ Consultores S.L., a Spanish corporation. This acquisition was accounted for as a purchase.

CEPEC CONSULTING LIMITED

    On November 23, 1999, we issued 18,446 shares of our common stock in a private placement transaction in exchange for all the outstanding stock of Cepec Consulting Limited, a company incorporated under the laws of the United Kingdom. This acquisition was accounted for as a purchase.

COWLES MITCHELL BEADON

    On November 18, 1999, we issued 11,088 shares of our common stock in a private placement transaction in exchange for all the outstanding stock of Cowles Mitchell Beadon, a New Zealand corporation. This acquisition was accounted for as a purchase.

HIGHLAND SEARCH GROUP L.L.C.

    On October 21, 1999, we issued 699,333 shares of our common stock in a private placement transaction in exchange for all the outstanding membership interests of Highland Search Group L.L.C., a Delaware Limited Liability Company. This merger was accounted for as a pooling-of-interests. Furthermore, throughout October and November 1999, we issued an aggregate of 160,120 shares of our common stock to the employees of Highland Search Group L.L.C. in a private placement transaction.

HUMAN FACTORS GROUP

    On January 31, 2000, we issued 4,657 shares of our common stock in a private placement transaction in exchange for substantially all of the assets of Human Factors Group, an Ohio limited liability company. This acquisition was accounted for as a purchase.

POSTAL WORKS

    On December 1, 1999, we issued 20,000 shares of our common stock in a private placement transaction in exchange for substantially all of the assets of Postal Works, a New York general partnership. This acquisition was accounted for as a purchase.

TMC S.R.L.

    On October 27, 1999, we issued 59,277 shares of our common stock in a private placement transaction in exchange for all of the outstanding stock of TMC S.r.l., an Italian corporation. This merger was accounted for as a pooling-of-interests.

OTHER

    On December 10, 1999, we issued 4,939 shares of our common stock in a private placement transaction as an adjustment to the purchase price of our merger with Fox Advertising Inc.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    This prospectus includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH

    Our business has grown rapidly in recent periods. As an example, we completed 80 mergers and acquisitions from January 1, 1996 through October 31, 1999. We entered the executive search field in 1998 and we believe that our recent acquisition of LAI Worldwide, Inc. has made us one of the largest executive search firms in the world. This growth of our business has placed a significant strain on our management and operations. Our expansion has resulted, and is expected in the future to result, in substantial growth in the number of our employees. In addition, this growth is expected to result in increased responsibility for both existing and new management personnel and incremental strain on our existing operations, financial and management information systems. Our success depends to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage existing or anticipated growth, our business, financial condition and operating results will be materially adversely affected.

OUR SUCCESS DEPENDS ON THE VALUE OF OUR BRANDS, PARTICULARLY MONSTER.COM(SM)

    Our success depends on our brands and their value. Our business would be adversely affected if we were unable to adequately protect our brand names particularly Monster.com(SM). We are also susceptible to others imitating our products, particularly Monster.com(SM), and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products, particularly Monster.com(SM), or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues.

WE DEPEND ON TRADITIONAL MEDIA

    A substantial portion of our total commissions and fees comes from designing and placing recruitment advertisements in traditional media such as newspapers and trade publications. This business constituted approximately 27.0% and 24.0% of our total commissions and fees for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. We also receive a substantial portion of our commissions and fees from placing advertising in yellow page directories. This business constituted approximately 16.2% and 14.2% of total commissions and fees for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. We cannot assure you that the total commissions and fees we receive in the future will equal the total commissions and fees which we have received in the past.

    In addition, new media, like the Internet, may cause yellow page directories and other forms of traditional media to become less desirable forms of advertising media. If we are not able to generate Internet advertising fees to offset any decrease in commissions from traditional media, our business, financial condition and operating results will be materially adversely affected.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING IS UNPROVEN

    Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for information, entertainment, commerce and advertising remains subject to a high level of uncertainty. Most of our clients have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising budgets to Internet-based advertising in the past. There can be no assurance that advertisers will allocate or continue to allocate portions of their budgets to Internet-based advertising. If Internet-based advertising is not widely accepted by our clients, our business, financial condition and operating results, including our expected rate of commissions and fees growth, will be materially adversely affected. Although we generated Internet gross billings of $56.7 million and commissions and fees of $50.2 million for the year ended December 31, 1998 and Internet gross billings of $93.7 million and commissions and fees of $82.9 million for the nine months ended September 30, 1999, our Internet gross billings and commissions and fees as a percentage of total commissions and fees for the year ended December 31, 1998 and the nine months ended September 30, 1999 were 3.2% and 7.6% and 6.7% and 14.8%, respectively, and we cannot assure you that we will generate substantial Internet-based commissions and fees in the future.

WE FACE RISKS RELATING TO DEVELOPING TECHNOLOGY, INCLUDING THE INTERNET

    The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require our continuous improvement in performance, features and reliability of our Internet content, particularly in response to competitive offerings. We cannot assure you that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our Web sites and services. This could affect our business, financial condition and operating results. New Internet services or enhancements which we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could have a material adverse effect on our business, financial condition and operating results.

WE ARE VULNERABLE TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS BROUGHT AGAINST
  US BY OTHERS

    Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

    In April 1999, Monster Cable Products, Inc. commenced a civil action against us claiming, among other things, trademark infringement for our use of the Monster.com name. Although our trademark counsel believes the action to be without merit, we are currently engaged in settlement discussions. There can be no assurance, however, as to the ultimate disposition of this claim.

POTENTIAL IMPACT OF THIRD-PARTY LITIGATION ON OUR AGREEMENT WITH AOL

    On December 1, 1999, Monster.com entered into a content and marketing agreement with AOL pursuant to which, for the payment of $100 million over four years. Monster.com will be the exclusive provider for four years in the United States and Canada of career search services to 21 million AOL users across seven AOL brands: AOL, AOL Canada, Compuserve, ICQ, AOL.com, Netscape and Digital City.

    Subsequent to this date, Digital City, Inc. ("DCI"), a subsidiary of AOL, sent notice of termination of an advertising agreement with HotJobs.com., pursuant to which HotJobs could purchase certain advertisements from DCI and promote its content on DCI and other AOL properties (the "HotJobs Agreement"). By its terms, the HotJobs Agreement was to terminate on November 14, 2000. HotJobs objected to the termination and on December 20, 1999, commenced a lawsuit against DCI asking, among other things, that the Court compel DCI to perform its obligations under the HotJobs Agreement and enjoin DCI from entering into an exclusive agreement with any competitor of HotJobs. On December 30, 1999, HotJobs filed a motion for temporary and permanent injunction with the Court seeking such relief, which we believe will be heard on January 31, 2000. On January 7, 2000, Monster.com received an ex parte Order from a Massachusetts state court to produce certain documents which Order was withdrawn after Monster.com agreed to produce a limited number of documents. On January 14, 2000, DCI filed an initial pleading requesting that the lawsuit be dismissed. On January 21, 2000, we were advised that DCI filed its papers in opposition to the motion but that the Court directed the papers be filed under seal. On
January 27, 2000, redacted versions of DCI's memorandum of law in opposition to the motion, and HotJobs' reply memorandum of law were made publicly available. DCI in its papers asserts various defenses to HotJobs' motion. Although we can give no assurance, we believe that the lawsuit will have no negative effect on our rights to supply the career search services as specified in our agreement with AOL.

COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS

    Computer viruses may cause our systems to incur delays or other service interruptions and could damage our reputation and have a material adverse effect on our business, financial condition and operating results. The inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

INTERNET USERS MAY NOT ACCEPT OUR INTERNET CONTENT

    Our future growth depends in part on our ability to attract Internet users who are valuable to our advertising clients. This in turn depends on our ability to deliver original and compelling services to these Internet users. We cannot assure you that our content will be attractive to enough Internet users to generate material advertising commissions and fees. We also cannot assure you that we will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences to continue to attract a sufficient number of Internet users to our Web sites.

    Internet users can freely navigate and instantly switch among a large number of Web sites, many of which offer original content. It is difficult for us to distinguish our content and attract users. In addition, many other Web sites offer very specific, highly targeted content. These sites could have greater appeal than our sites to particular groups within our target audience.

WE FACE RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY

    We expect our growth to continue, in part, by acquiring businesses. The success of this strategy depends upon several factors, including:

    - the continued availability of financing;

    - our ability to identify and acquire businesses on a cost-effective basis;

    - our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

    - our ability to retain and motivate key personnel and to retain the clients of acquired firms.

    We cannot assure you that financing for acquisitions will be available on terms we find acceptable, or that we will be able to identify or consummate new acquisitions, or manage and integrate our recent or future expansions successfully. Any inability to do so would materially adversely affect our business, financial condition and operating results. We also cannot assure you that we will be able to sustain the rates of growth that we have experienced in the past.

OUR MARKETS ARE HIGHLY COMPETITIVE

    The markets for our services are highly competitive. They are characterized by pressures to:

    - reduce prices;

    - incorporate new capabilities and technologies; and

    - accelerate job completion schedules.

    Furthermore, we face competition from a number of sources. These sources include:

    - national and regional advertising agencies;

    - Internet portals;

    - specialized and integrated marketing communication firms;

    - traditional media companies;

    - executive search firms; and

    - search and selection firms.

    In addition, many advertising agencies and publications have started either to internally develop or acquire new media capabilities, including Internet. We are also competing with established companies that provide integrated specialized services like Web advertising services or Web site design, and are technologically proficient. Many of our competitors or potential competitors have long operating histories, and some may have greater financial, management, technological development, sales, marketing and other resources than we do. In addition, our ability to maintain our existing clients and attract new clients depends to a large degree on the quality of our services and our reputation among our clients and potential clients.

    We have no significant proprietary technology that would preclude or inhibit competitors from entering the online advertising, executive search, recruitment advertising, or yellow page advertising markets. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. This could have a material adverse effect on our business, financial condition and operating results.

OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER

    Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including:

    - the timing of acquisitions;

    - the timing of yellow page directory closings, the largest number of which currently occur in the third quarter; and

    - the receipt of additional commissions, from yellow page publishers for achieving a specified volume of advertising, which are typically reported in the fourth quarter.

    Generally our quarterly commissions and fees earned from recruitment advertising tend to be highest in the first quarter and lowest in the fourth quarter. Additionally, recruitment advertising commissions and fees tend to be more cyclical than yellow page commissions and fees. To the extent that a significant percentage of our commissions and fees are derived from recruitment advertising, our operating results may be subject to increased cyclicality.

EFFECT OF GLOBAL ECONOMIC FLUCTUATIONS

    Demand for our services is significantly affected by the general level of economic activity in the regions and industries in which we operate. When economic activity slows, many companies hire fewer permanent employees. Therefore, a significant economic downturn, especially in regions or industries where our operations are heavily concentrated, could have a material adverse effect on our business, financial condition and operating results. Further, we may face increased pricing pressures during such periods. There can be no assurance that during these periods our results of operations will not be adversely affected.

WE DEPEND ON OUR CONSULTANTS

    The success of our executive search business depends upon our ability to attract and retain consultants who possess the skills and experience necessary to fulfill our clients' executive search needs. Competition for qualified consultants is intense. We believe that we have been able to attract and retain highly qualified, effective consultants as a result of our reputation and our performance-based compensation system. Consultants have the potential to earn substantial bonuses based on the amount of revenue they generate by:

    - obtaining executive search assignments;

    - executing search assignments; and

    - assisting other consultants to obtain or complete executive search assignments.

    Bonuses represent a significant proportion of consultants' total compensation. Any diminution of our reputation could impair our ability to retain existing or attract additional qualified consultants. Our inability to attract and retain qualified consultants could have a material adverse effect on our executive search business, financial condition and operating results.

OUR CONSULTANTS MAY DEPART WITH EXISTING EXECUTIVE SEARCH CLIENTS

    The success of our executive search business depends upon the ability of our consultants to develop and maintain strong, long-term relationships with clients. Usually, one or two consultants have primary responsibility for a client relationship. When a consultant leaves an executive search firm and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a specific industry or management function. Historically, we have not experienced significant problems in this area. However, a failure to retain our most effective consultants or maintain the quality of service to which our clients are accustomed could have a material adverse effect on our business, financial condition and operating results. Also, the ability of a departing consultant to move business to his or her new employer could have a material adverse effect on our business, financial condition and operating results.

WE FACE RISKS MAINTAINING OUR PROFESSIONAL REPUTATION AND BRAND NAME

    Our ability to secure new executive search engagements and hire qualified professionals is highly dependent upon our overall reputation and brand name recognition as well as the individual reputations of our professionals. We obtain a majority of our new engagements from existing clients or from referrals by existing clients. Therefore, the dissatisfaction of any client could have a disproportionate, adverse impact on our ability to secure new engagements. Any factor that diminishes our reputation or the reputation of any of our personnel could make it more difficult for us to compete successfully for both new engagements and qualified consultants. This could have an adverse effect on our executive search business, financial condition and operating results.

WE FACE RESTRICTIONS IMPOSED BY BLOCKING ARRANGEMENTS

    Either by agreement with clients or for marketing or client relationship purposes, executive search firms frequently refrain, for a specified period of time, from recruiting certain employees of a client, and possibly other entities affiliated with such client, when conducting executive searches on behalf of other clients. This is known as a "blocking" arrangement. Blocking arrangements generally remain in effect for one or two years following completion of an assignment. The actual duration and scope of any blocking arrangement, including whether it covers all operations of a client and its affiliates or only certain divisions of a client, generally depends on such factors as:

    - the length of the client relationship;

    - the frequency with which the executive search firm has been engaged to perform executive searches for the client; and

    - the number of assignments the executive search firm has generated or expects to generate from the client.

Some of our executive search clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. Blocking arrangements with a client of this nature, or the awareness by a client's competitors of such an arrangement, may make it difficult for us to obtain executive search assignments from, or to fulfill executive search assignments for, competitors while employees of that client may not be solicited. As our client base grows, particularly in our targeted business sectors, blocking arrangements increasingly may impede our growth or ability to attract and serve new clients. This could have an adverse effect on our executive search business, results of operations and financial condition.

WE FACE RISKS RELATING TO OUR FOREIGN OPERATIONS

    We conduct operations in various foreign countries, including Australia, Belgium, Canada, France, Germany, Japan, the Netherlands, New Zealand, Singapore, Spain and the United Kingdom. In 1998 and the nine months ended September 30, 1999, approximately 44.0% and 46.0% of our total commissions and fees were earned outside of the United States. Such amounts are collected in the local currency. In addition, we generally pay operating expenses in the corresponding local currency. Therefore, we are at risk for exchange rate fluctuations between such local currencies and the dollar. We do not conduct any significant hedging activities.

    We are also subject to taxation in foreign jurisdictions. In addition, transactions between us and our foreign subsidiaries may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as well as the provisions of any tax treaties which may exist between the United States and such foreign jurisdictions.

    Other risks inherent in transacting foreign operations include changes in applicable laws and regulatory requirements, tariffs and other trade barriers and political instability.

WE DEPEND ON OUR KEY PERSONNEL

    Our continued success will depend to a significant extent on our senior management, including Andrew J. McKelvey, our Chairman of the Board and CEO. The loss of the services of Mr. McKelvey or of one or more key employees could have a material adverse effect on our business, financial condition and operating results. In addition, if one or more key employees join a competitor or form a competing company, the resulting loss of existing or potential clients could have a material adverse effect on our business, financial condition and operating results. If we were to lose a key employee, we cannot assure you that we would be able to prevent the unauthorized disclosure or use of our procedures, practices, new product development or client lists.

WE ARE CONTROLLED BY A PRINCIPAL STOCKHOLDER

    Andrew J. McKelvey beneficially owns all of our outstanding Class B common stock and 10,886,564 shares of our common stock, which together represent approximately 52.5% of the combined voting power of all classes of our voting stock. Mr. McKelvey can direct the election of all of the members of our board. He can also exercise a controlling influence over our business and affairs. This includes any determinations with respect to mergers or other business combinations, the acquisition or disposition of our assets, whether or not we incur indebtedness, the issuance of any additional common stock or other equity securities and the payment of dividends with respect to common stock. Similarly, Mr. McKelvey may determine matters submitted to a vote of our stockholders without the consent of our other stockholders and he has the power to prevent a change of control.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT OUR ACQUISITION

    Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

    - discourage potential acquisition proposals;

    - delay or prevent a change in control; and

    - limit the price that investors might be willing to pay in the future for shares of our common stock.

    In particular, our board of directors may issue up to 800,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock. Our certificate of incorporation and bylaws provide, among other things, for advance notice of stockholder proposals and director nominations.

THERE MAY BE VOLATILITY IN OUR STOCK PRICE

    The market for our common stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in advertising commissions and fees, including the percentage of our commissions and fees derived from Internet-based services and products could cause the market price of our common stock to fluctuate significantly. Further, due to the volatility of the stock market generally, the price of our common stock could fluctuate for reasons unrelated to our operating performance.

    The market price of our common stock is based in large part on professional securities analysts' expectations that our business will continue to grow and that we will achieve certain levels of net income. If our financial performance in a particular quarter does not meet the expectations of securities analysts, this may adversely affect the views of those securities analysts concerning our growth potential and future financial performance. If the securities analysts who regularly follow our common stock lower their ratings of our common stock or lower their projections for our future growth and financial performance, the market price of our common stock is likely to drop significantly.

WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION

    As an advertising agency which creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the U.S. Federal Trade Commission Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the Federal Trade Commission enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies which disseminate prohibited advertisements. Advertising agencies like us are subject to liability under the FTC Act if the agency actively participated in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive.

    In the event that any advertising that we have created is found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us.

    In addition, we cannot assure you that other current or new government laws and regulations, or the application of existing laws and regulations will not:

    - subject us to significant liabilities;

    - significantly dampen growth in Internet usage;

    - prevent us from offering certain Internet content or services; or

    - otherwise have a material adverse effect on our business, financial condition and operating results.

WE HAVE NEVER PAID DIVIDENDS

    We currently intend to retain earnings, if any, to support our growth strategy. We do not anticipate paying dividends on our stock in the foreseeable future. In addition, payment of dividends on our stock is restricted by our financing agreement.

                                USE OF PROCEEDS

    TMP will not receive any proceeds from the sale of shares of TMP stock by the selling stockholders.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our stock. We currently anticipate that all future earnings will be retained by TMP to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock for the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our financing agreement prohibits the payment of dividends on our stock.

                          PRICE RANGE OF COMMON STOCK

    Our stock is quoted on the Nasdaq National Market under the ticker symbol "TMPW." The stock was initially offered to the public on December 12, 1996 at $14.00 per share. The following table sets forth for the periods indicated the high and low reported closing sale prices per share for our stock as reported by Nasdaq.

YEAR ENDING DECEMBER 31, 2000                                 HIGH       LOW
-----------------------------                               --------   --------
First Quarter (through February 2)........................  $173.00    $121.00

YEAR ENDING DECEMBER 31, 1999                                 HIGH       LOW
-----------------------------                               --------   --------
First Quarter.............................................  $ 69.88    $ 39.00
Second Quarter............................................  $ 89.38    $ 43.00
Third Quarter.............................................  $ 65.63    $ 44.13
Fourth Quarter............................................  $160.31    $ 50.00

YEAR ENDED DECEMBER 31, 1998                                  HIGH       LOW
----------------------------                                --------   --------
First Quarter.............................................  $ 32.62    $ 21.25
Second Quarter............................................  $ 34.88    $ 25.50
Third Quarter.............................................  $ 38.88    $ 27.88
Fourth Quarter............................................  $ 42.00    $ 20.50

    There were approximately 1,400 stockholders of record of our Common Stock on February 2, 2000. On February 2, 2000, the last reported sale price of our stock as reported by Nasdaq was $151.00.

                              SELLING STOCKHOLDERS

    The following table sets forth information as of February 3, 2000, except as otherwise noted, with respect to the number of shares of Common Stock beneficially owned or to be acquired by each of the selling stockholders and assumes that all shares subject to vesting schedules and conditions have vested. The shares offered hereby were acquired or may be acquired by the selling stockholders from TMP pursuant to the acquisition of or merger with companies owned by such selling stockholders or pursuant to stock bonus arrangements entered into in connection therewith. No selling stockholder owns more than one percent of the outstanding Common Stock.

                                                    NUMBER OF SHARES                                     NUMBER OF SHARES
                                                     OF COMMON STOCK            NUMBER OF SHARES         OF COMMON STOCK
                                                   BENEFICIALLY OWNED            OF COMMON STOCK        BENEFICIALLY OWNED
SELLING STOCKHOLDER                                 PRIOR TO OFFERING           REGISTERED HEREIN       AFTER OFFERING (1)
-------------------                             -------------------------   -------------------------   ------------------
Sean Coleridge Beadon.........................                    3,696                       3,696                 0
Julja Bruce...................................                      500                         500                 0
Michael P. Castine............................                  153,853                     153,853                 0
James Cervone.................................                   27,974                      27,974                 0
Peter Chislett................................                    9,474                       9,474                 0
Richard Terry Chislett........................                    1,052                       1,052                 0
Jerry Corbier.................................                    1,940                       1,940                 0
Mario V. Corrias..............................                   15,066                      15,066                 0
Simon Williams Cowles.........................                    3,696                       3,696                 0
Rick DeCanio..................................                      417                         417                 0
Mario Marco DeGasperi.........................                   15,066                      15,066                 0
Willam Fello..................................                   13,338                      13,338                 0
Maureen E. Finley.............................                      500                         500                 0
Bridget Flint.................................                   18,446                      18,446                 0
Christine Fulton..............................                    7,503                       7,503                 0
Antonio Nunez Garcia..........................                    2,907                       2,907                 0
Nancy Gartlan.................................                      500                         500                 0
Charles Gerhold...............................                    1,940                       1,940                 0
J. Michael Harding............................                      777                         777                 0
Dawn Hauer....................................                      500                         500                 0
Joseph T. Healey..............................                   18,756                      18,756                 0
George L. Holzberger..........................                   80,423                      80,423                 0
Tanya Isler...................................                      500                         500                 0
Laurie J. Jones...............................                      667                         667                 0
Janine Knight.................................                      333                         333                 0
Keith Legins..................................                    9,474                       9,474                 0
Michael E. Liebowitz..........................                  122,383                     122,383                 0
Kirsty McAlpine...............................                   33,344                      33,344                 0
Christine McCann..............................                    5,002                       5,002                 0
John Stewart Mitchel..........................                    3,696                       3,696                 0
Richard Moore.................................                   33,344                      33,344                 0
Carol Morley..................................                   16,672                      16,672                 0
Aldo Neuberger................................                   15,066                      15,066                 0
Melissa Norris................................                    5,002                       5,002                 0
Akila Osakwe..................................                       83                          83                 0
Jan Patschke..................................                    4,939                       4,939                 0
Isabel Martin Perez...........................                      844                         844                 0
James L. Phillips.............................                  111,893                     111,893                 0

                                                    NUMBER OF SHARES                                     NUMBER OF SHARES
                                                     OF COMMON STOCK            NUMBER OF SHARES         OF COMMON STOCK
                                                   BENEFICIALLY OWNED            OF COMMON STOCK        BENEFICIALLY OWNED
SELLING STOCKHOLDER                                 PRIOR TO OFFERING           REGISTERED HEREIN       AFTER OFFERING (1)
-------------------                             -------------------------   -------------------------   ------------------
Christine Pisani..............................                      501                         501                 0
Steven B. Potter..............................                  202,807                     202,807                 0
Susannah Pringle..............................                    1,250                       1,250                 0
Jill Niemcyk Smith............................                    7,503                       7,503                 0
Susanna B. Stefani............................                   14,079                      14,079                 0
Glenn Stevens.................................                      417                         417                 0
Bradly Stirn..................................                   12,504                      12,504                 0
Caroline Terrence.............................                       50                          50                 0
Tracey Thibodeau..............................                       50                          50                 0
Rosario Gil Tienda............................                    1,875                       1,875                 0
Melissa Tozar.................................                      167                         167                 0
Deidre Tully..................................                      167                         167                 0
Ellen Walsh...................................                      500                         500                 0
Elizabeth Weedon..............................                       50                          50                 0

------------------------

(1) Assumes that all shares offered by each selling stockholder are sold in this offering.

                              PLAN OF DISTRIBUTION

    The selling stockholders may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

                                 LEGAL OPINION

    For the purpose of this offering, our outside counsel, Fulbright & Jaworski L.L.P., New York, New York 10103, is giving its opinion on the validity of the shares.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company and the financial statements of Highland Search Group L.L.C. incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

    The consolidated balance sheets of M&B as of December 31, 1998 and March 31, 1998 and 1997, the consolidated statements of operations and stockholders' equity for the year ended December 31, 1998 and each of the three years in the period ended March 31, 1998 and the statements of cash flows for the nine months ended December 31, 1998 and the three years in the period ended March 31, 1998, are incorporated herein in the reliance on the report of Pannell Kerr Forster, independent auditors, given upon the authority of that firm as experts in accounting and auditing.

    The consolidated financial statements and schedule of LAI incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:

SEC Registration Fee........................................  $36,301.00
Accountants' Fees and Expenses..............................   10,000.00
Legal Fees and Expenses.....................................   10,000.00
Printer fees................................................   10,000.00
Miscellaneous...............................................    8,699.00
                                                              ----------
Total.......................................................  $75,000.00
                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article VI of the By-Laws of the Registrant contains provision for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Company has entered into Indemnity Agreements with its directors and officers which provide the maximum indemnification allowed by Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16. EXHIBITS

 5.1   Opinion of Fulbright & Jaworski L.L.P. regarding legality.

10.1 Content License and Interactive Marketing Agreement, dated as of December 1, 1999, between America Online, Inc. and TMP
       Interactive, Inc. d/b/a Monster.com. +

23.1   (a) Consent of Fulbright & Jaworski L.L.P. (included in
       Exhibit 5.1).

       (b) Consent of BDO Seidman, LLP.

       (c) Consent of Pannell Kerr Forster.

       (d) Consent of Arthur Andersen LLP.

24     Power of Attorney (on signature page).

------------------------

+ Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-93065), effective January 27, 2000.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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
                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 2, 1999.

                                                       TMP WORLDWIDE INC.

                                                       By:            /s/ ANDREW J. MCKELVEY
                                                            -----------------------------------------
                                                                        Andrew J. McKelvey
                                                                         CHAIRMAN AND CEO

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew J. McKelvey and James J. Treacy, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, and in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----
               /s/ ANDREW J. MCKELVEY                  Chairman, CEO and Director
     -------------------------------------------         (PRINCIPAL EXECUTIVE          February 2, 2000
                 Andrew J. McKelvey                      OFFICER)

                 /s/ JAMES J. TREACY                   Executive Vice President,
     -------------------------------------------         Chief Operating Officer and   February 2, 2000
                   James J. Treacy                       Director

                /s/ BART W. CATALANE                   Chief Financial Officer
     -------------------------------------------         (PRINCIPAL FINANCIAL AND      February 2, 2000
                  Bart W. Catalane                       ACCOUNTING OFFICER)

                /s/ GEORGE R. EISELE
     -------------------------------------------       Director                        February 2, 2000
                  George R. Eisele

                 /s/ MICHAEL KAUFMAN
     -------------------------------------------       Director                        February 2, 2000
                   Michael Kaufman

                   /s/ JOHN SWANN
     -------------------------------------------       Director                        February 2, 2000
                     John Swann

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